EXHIBIT 99.38

News Release, regarding the filing of IND to evaluate the potential of AMD3100 to repair damaged heart tissue in cardiac patients, announced April 1, 2005

AnorMED Inc. 200 – 20353 64th Ave Langley, British Columbia Canada V2Y 1N5	TEL (604) 530-1057 FAX (604) 530-0976 www.anormed.com

ANORMED FILES IND TO EVALUATE POTENTIAL OF AMD3100 TO REPAIR DAMAGED HEART TISSUE IN CARDIAC PATIENTS

For Immediate Release:

April 1, 2005

Vancouver, British Columbia – AnorMED Inc. (TSX:AOM) announced today that it has filed an Investigational New Drug Application (IND) with the U.S. Food and Drug Administration for approval to begin its clinical program for AMD3100 in cardiac patients. The filing is the first step in evaluating the potential of AMD3100, a stem cell mobilizer, to help repair damaged heart tissue in patients who have suffered heart attacks.

“We are excited about the possibility that our lead drug candidate, AMD3100, may have additional therapeutic applications beyond the ongoing Phase III study for stem cell transplant in cancer patients. Although still at an early stage, the area of cardiac tissue repair presents an exciting new opportunity for AMD3100, as an agent that may help repair or protect damaged heart tissue,” said Dr. Michael Abrams, CEO and President of AnorMED Inc.

Cardiovascular disease is still the leading cause of death and disability in Canada and is responsible for approximately 79,000 or one third of all deaths every year1. In 2000-2001 heart disease and stroke combined were also the number one cause of hospitalization among men and women in Canada (18% of hospitalizations). Today, approximately eight in ten Canadians have at least one risk factor for cardiovascular disease and 11% have three or more risk factors.

The therapeutic application of adult human stem cells to repair damaged tissue is an emerging field in medicine. Drugs that facilitate the mobilization and/or collection of these cells, such as AMD3100, may have a potential role in this field. There is clinical evidence that the presence of stem cells circulating in the bloodstream or directly injected into the hearts of patients who have suffered a heart attack, may result in improved cardiac function.

In 2003, AnorMED conducted preclinical studies of AMD3100 in a heart attack model evaluating its potential to repair damaged tissue. Results of this study reported at the American Heart Association meeting in 2003 indicate AMD3100 has therapeutic potential in tissue repair indications such as heart attack.  The Company hopes to initiate the first study, which will evaluate the safety of AMD3100 injections in patients who have recently had heart attacks, in 2005.

AnorMED is a chemistry-based biopharmaceutical company focused on the discovery, development and commercialization of new therapeutic products in the areas of hematology, HIV and oncology. The Company has four products in clinical development and a research program focused on a novel class of compounds that target specific chemokine receptors known to be involved in a variety of diseases. Information on AnorMED Inc. is available on the Company’s website: www.anormed.com.

Note:  Certain of the statements contained in this press release contain forward-looking statements which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  The Company does not expect to update forward-looking statements continually as conditions change.  Investors are referred to the full discussion of risk factors associated with the Company’s business contained in the Company’s Annual Information Form filed with securities regulatory authorities dated July 23, 2004.

For further information: Kim Nelson, Ph.D. Manager, Investor Relations Office: 604-532-4654 E-mail: knelson@anormed.com	Elisabeth Whiting, M.Sc. Vice-President, Corporate Development & Communications Office: 604-532-4667 E-mail: ewhiting@anormed.com

References

1. “The Growing Burden of Heart Disease and Stroke in Canada 2003”, produced by the Heart and Stroke Foundation of Canada in collaboration with Health Canada and the Canadian Cardiovascular Society.